

Gill Holland · 2nd

Community Builder

Louisville, Kentucky, United States · 500+ connections ·

[Contact info](#)

 **Portland Investment Initiative**

 **University of North Carolina at Chapel Hill**

Experience



Managing Partner
Portland Investment Initiative
May 2013 – Present · 7 yrs 10 mos
40202

A real estate development company and community building initiative to support the existing efforts to improve the quality of life and opportunities in Louisville's historic Portland neighborhood.



Founder-Owner
sonaBLAST! Records
Feb 2002 – Present · 19 yrs 1 mo

Record label and music publishing company



Partner
HollandBrown Books
Aug 2007 – Present · 13 yrs 7 mos
Louisville, Kentucky Area

 **Screen Shot 2021-01-29 at 9.01.43 PM.png**



Owner
the Group Entertainment
Jul 2005 – Present · 15 yrs 8 mos
Louisville, Kentucky Area

Feature film and documentary production company.



Partner
The Green Building
Oct 2008 – Jun 2019 · 10 yrs 9 mos
Louisville, Kentucky Area

The Green Building - south facade

Show 4 more experiences ⌄

Education



University of North Carolina at Chapel Hill
B.A. (French) and Juris Doctor (J.D.)
1984 – 1991
Activities and Societies: Morehead Scholar, DJ at WXYC



Episcopal High School, Alexandria, Va.

Skills & endorsements

Social Media · 99+

 Endorsed by **Philip Ruskin and 5 others who are highly skilled at this**

Endorsed by **3 of Gill's colleagues at New York University**

Marketing · 99+

 Endorsed by **David Grantz and 4 others who are highly skilled at this**

Social Media Marketing · 99+

 Endorsed by **David Grantz, who is highly skilled at this**

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Recommendations

Received (1)   Given (1)

Jamin O'Brien
Producer/Owner at The Film
Community

April 29, 2007, Gill worked with
Jamin in the same group

A truly deadicated creative producer both in film and music.
Honesty and integrity to boot. Jamin O'Brien

Interests

Leadership Kentucky - Alumni
368 members

Independence Bank
662 followers

Cause Cinema Network
13 members

Portland Investment Initiative
4 followers

Greater Louisville Inc.
7,950 members

Broken Sidewalk
80 members

See all